July 30, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	National Western Life Insurance Company
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 30, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 001-34411

Dear Mr. Rosenberg:

The following responses are provided with respect to your comment letter dated July 1, 2010 for the filings noted above. The responses are in the same order as in your letter.

Form 10-K for the Period ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Deferred Policy Acquisition Costs, page 22

1.
The unlocking of assumptions appears to have had a significant impact on the results of your operations during the periods presented. Please revise to disclose the sensitivity of the significant assumptions you identified by quantifying the reasonably likely changes in these assumptions and their financial impact.

Company Response.  The narrative beginning on page 22 contains general descriptions of those critical accounting policies that have a greater significance in understanding the Company’s financial statements. The disclosures regarding assumptions unlocked and their financial impact on particular reporting periods are located on page 29 of the MD&A (“Amortization of deferred policy acquisition costs”). They are also cross-referenced to footnote 1 of the consolidated financial statements where they are again disclosed (page 73).

Your comment appears to request disclosure of the same information a third time in the Critical Accounting Policies narrative. We respectfully suggest adding language concerning sensitivity to the disclosures on page 29 and/or page 73 in an amended Form 10-K filing to address this comment.

Results of Operations
Life and Other Policy Benefits, page 29

2.
You disclose that you are implementing a new actuarial reserving system. Please disclose how the new loss reserving system is different than the old one and the reason for any changes. In addition, please identify the loss reserving assumptions that were unlocked during 2009 and quantify the changes in these assumptions.

Company Response.  The Company is installing a purchased software product for use in calculating the GAAP reserve for future policy benefits of its life products. The purchased system provides actuarial formula calculations producing more robust estimates of reserves in accordance with GAAP than previously used. The previous reserving system provided state regulated actuarial formulas which were supplemented with spreadsheet calculations in order to produce GAAP reserve estimates. The Company elected to purchase and install the new reserving system as growth in its lines of businesses created a need for more robust actuarial reserve computations in accordance with GAAP.

During the third quarter of 2009, with the implementation of the new reserving system for certain blocks of the Company’s business, the Company unlocked assumptions for discount interest rates ($7.8 million) and mortality ($3.8 million), the combined total of $11.6 million being disclosed on page 29 as an increase to reserves. We will expand the disclosure on page 29 in an amended Form 10-K filing to separately identify these two components.

Financial Statements
(14) Fair Values of financial instruments, page 117

3.
Please revise your disclosure to separately quantify the value of the Level 2 and Level 3 instruments obtained from third party sources for identical assets and similar assets, and those that you determined using internal valuation technologies. Furthermore, provide the following information:

	●	Description of the valuation methodologies that identifies the significant inputs and how they are used in the model;
	●	In the case where a valuation is based on similar assets, the criteria for determining that the assets are similar and the number of quotes/prices you obtain; and

●	If you obtain multiple varying quotes/prices, how you determine the fair value to be recorded and whether, and if so, how much, the third party prices were adjusted.

Company Response. We will make the disclosures outlined above in an amended Form 10-K filing.

Financial Statements
(18) Subsequent Events, page 124

4.
You disclose that a final judgment has been entered against you for $150 million for exemplary damages. Tell us your accounting treatment for judgment including the amount of loss you recorded and its classification in your financial statements. Provide us an analysis supporting this accounting. Please refer to ASC 450-20-50-1.

Company Response.  At December 31, 2009 and March 31, 2010 the Company maintained an accrued liability of $0.6 million pertaining to this matter which is included in the “Other liabilities” line item in the balance sheet. The corresponding charge in the statement of earnings was included in the “Other operating expenses” line item when recognized in the fourth quarter of 2009.

In rendering the judgment in this case, the presiding judge did not follow existing law that governs awards of punitive damages. Such existing law includes (1) Texas Civil Practices and Remedies Code Chapter 41, which limits awards of punitive damages to two times the actual damages (actual damages in this case approximate $113,000), and (2) case law from both the United States Supreme Court and the Texas Supreme Court limiting punitive damages to no more than nine (9) times actual damages, but usually three (3) to four (4) times the actual damages. On June 25, 2010, the Texas Supreme Court in Bennett and Bonham Corporation vs. Reynolds issued a strong opinion which supports the Company’s position on punitive damage limitations. Applying a multiple within the ranges mentioned above to the actual damages in this matter yielded the amount established as an accrued liability in the Company’s financials.

Given the immateriality of the liability to the Company’s earnings and balance sheet and at the advice of legal counsel involved in the appeal procedures, further disclosure beyond that made was not considered necessary or conducive to our position in seeking relief through the appellate process. The Company believes the disclosures are consistent with the requirements of ASC 450-20-50-3 concerning the obligation to disclose unrecognized loss contingencies when an accrual is not made for exposure to loss in excess of amounts accrued due to the liability not meeting the probability standard.

We will be updating the disclosures regarding this matter in our Form 10-Q filing for the quarter ended June 30, 2010.

Schedule 14A filed April 30, 2010

Transactions with Related Persons, Promoters and Certain Control Persons, page 12

5.	Please file as an exhibit each of the following agreements discussed starting on page 12 of the filing:
	●	The agreement between Regent Management Services, Limited Partnership and Three R Trusts under which $628,848 in management fees were paid to Regent Management Services during 2009;
	●	The revolving credit loan agreement granting a line of credit up to the principal amount of $40,000,000 to the company from The Moody National Bank of Galveston; and
●
All material agreements between the company and American National Insurance Company, including the agreements under which the company sponsors benefits plans and administrative service arrangements operate.

Company Response. With respect to the three items listed, our response is as follows:

	●	We will file the agreements pertaining to Regent Management Services, Limited Partnership under which management fees were paid in an amended Form 10-K filing.
	●	The revolving credit loan agreement was filed as an exhibit in a Form 8-K filing dated August 31, 2009 and is included in the listing of exhibits in the 2009 Form 10-K as Exhibit 10(ci).
●
The material agreements between the Company and American National Insurance Company (ANICO) are limited to benefit plans and related administrative services. These include: (1) a director and officers Excess Benefit Plan of the Company administered by ANICO under a policy agreement most recently filed as Exhibit 10(ch); (2) an Exchange Agreement under which Alternate Benefit Management (ANICO subsidiary) administers claims under a Company terminated non-qualified defined benefit plan previously filed as Exhibit 10(p); and (3) an Excess Benefit Plan for certain directors, officers, and employees of ANICO administered by the Company under a policy agreement. We will file the agreements related to the ANICO Excess Benefit Plan in an amended Form 10-K filing.

Compensation Discussion and Analysis
Annual Incentive Compensation, page 19

6.
We note your discussion of each of the Executive Officer Bonus Program, the Domestic Marketing Officer Bonus Program, the International Marketing Officer Bonus Program and the Senior Vice President Bonus Program starting on page 19. For each bonus program under which a named executive officer received a bonus award for 2009 performance, please revise to disclose the predetermined performance targets under each, the level of achievement of each target and how the level of achievement translated into the bonus awarded on an individual basis.

Company Response. We will make the disclosures outlined above in an amended Form 10-K filing.

Long-Term Incentive Compensation, page 21

7.
Please revise your disclosure to provide a narrative discussion of the long-term incentive grants awarded to each named executive officer for 2009 performance. Be sure to discuss the Compensation Committee’s rationale behind the amount of each award and what factors were considered.

Company Response. We will make the disclosures outlined above in an amended Form 10-K filing.

National Western Life Insurance Company Retirement Bonus Program for Robert L. Moody, page 23

8.
We note your discussion of the annual payments made to the CEO equal to 2% of his compensation under the National Western Life Insurance Company Retirement Bonus Program for Robert L. Moody. Because you have characterized this as non-equity incentive compensation, please revise your disclosure to discuss the incentive goals and targets applicable to Mr. Moody and the factors considered in making this award. If the payment should not be considered incentive compensation, please revise your disclosure to characterize it appropriately.

Company Response.  The program is a retirement bonus plan for Mr. Moody and payments under the program are not based upon any incentive goals or targets. We will revise the disclosure in an amended Form 10-K filing to properly characterize the program.

Grants of Plan Based Awards, page 27

9.
It does not appear that your Grants of Plan Based Awards table is complete. Please revise your table to include the grant dates of all awards made under the company’s 1995 Stock and Incentive Plan and the 2008 Incentive Plan, as referred to on page 21 of the filing. In the event you believe that no additional grants are required to be disclosed in the table, please provide us with an analysis supporting this conclusion.

Company Response. We will make the disclosures outlined above in an amended Form 10-K filing.

Form 10-Q filed May 17, 2010

Fair Values of Financial Instruments, page 34

10.	Please revise to quantify the inputs used to determine the Level 2 and Level 3 valuations by class of assets. Refer to ASC 820-10-50-2(e).

Company Response.  Since we are currently in the process of preparing the Form 10-Q filing for the quarter ended June 30, 2010, it would be more expedient to add the requested disclosures contained in the above comment to the second quarter filing. We respectfully suggest this approach in lieu of preparing an amended Form 10-Q filing for the quarter ended March 31, 2010.

Company Acknowledgement

We acknowledge that:

-	the Company is responsible for the adequacy and accuracy of disclosures in our filings;
-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or need further clarification on any of these items please do not hesitate to contact me.

Sincerely,

/S/ Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer